Exhibit 99.1

Jaguar and Napo Issue Commercial Updates

Jaguar Kicks Off Neonorm Foal TV Campaign & Neonorm Calf Radio Campaign

Sales of Neonorm Calf by Jaguar’s Distributor ANIMART Up 167% in February 2017 Compared to February 2016

Napo Launches National Sales Force for Mytesi

Mytesi Study Abstract Selected for Presentation as Poster Exhibition at July’s International AIDS Society Conference on HIV Science

San Francisco, CA (April 6, 2017): Jaguar Animal Health, Inc. (NASDAQ: JAGX) (“Jaguar”), an animal health company focused on developing and commercializing first-in-class gastrointestinal products for companion and production animals, foals, and high value horses, and Napo Pharmaceuticals, Inc. (“Napo”), a human health company developing and commercializing novel gastrointestinal prescription products from plants used traditionally in rainforest areas, today announced the following commercial updates.

Neonorm Sales & Marketing

Jaguar is launching a national TV advertising campaign this month for Neonorm™ Foal and a radio campaign in key dairy markets for Neonorm™ Calf. Neonorm™ Foal and Neonorm™ Calf are Jaguar’s lead non-prescription products.

Neonorm™ Foal is a natural, clinically-tested, non-drug product designed for use as an anti-diarrheal in newborn horses. Diarrhea is one of the most common clinical complaints in foals, especially within the first 30 days of life. The crippling effects of dehydration that often result from secretory diarrhea in foals can manifest quickly, precipitate adverse health effects and lead to death. Neonorm™ Calf has been formulated and clinically tested to help proactively retain fluid in dairy calves and reduce the severity of diarrhea—aiding calves in avoiding debilitating, dangerous levels of dehydration associated with scours.

Jaguar’s Neonorm™ Foal TV campaign will consist of a 30-second commercial that will air during evening prime time hours this month on RFD-TV, a 24-hour television network featuring equine programming as well as content focused on agribusiness and the rural lifestyle. The TV spot, which features noted foal medicine specialist Dr. Siobhan McAuliffe, MVB, DACVIM, can be viewed at https://www.youtube.com/watch?v=f1PzUnKWgHU&feature=youtu.be.

Jaguar’s radio campaign for Neonorm™ Calf consists of a 30-second spot airing this month during early morning hours on “DairyLine”, a national program regarded as the dairy industry’s premiere radio voice. On the air for more than 20 years and running on more than 40 stations across 16 states, “DairyLine” has strong coverage across all dairy producing regions in the U.S., including Wisconsin, California and New York. The radio spot can be heard on Jaguar’s blog at https://jaguaranimalhealth.com/dairyline.

The TV and radio ads feature two new contact channels created to help support sales and build the Neonorm brand: Jaguar’s new Neonorm.com web address and a new toll-free hotline: 844-NEONORM. In support of sales efforts, Jaguar also recently created an e-commerce area on the Company’s corporate website that allows end-user customers to purchase Neonorm™ Calf and Neonorm™ Foal directly from Jaguar, and launched a content-filled blog: https://jaguaranimalhealth.com/blog. Additionally, the Company has been actively targeting dairy farmers, equine veterinarians, bovine veterinarians, and the owners, breeders and trainers of horses, via Facebook, Instagram and Twitter during Q1 2017 as part of further efforts to drive exposure, build a community of engaged followers, and support Neonorm sales. Jaguar also teamed with ANIMART, LLC, the Company’s dairy market distributor, to conduct “Lunch n’ Learn” events in Midwest dairy regions in Q1 2017 to help increase awareness of the benefits and novel mechanism of action of Neonorm™ Calf among ANIMART’s dairy customers.

“The integrated, multichannel marketing initiatives Jaguar has launched over the past four months in support of Neonorm™ Foal and Neonorm™ Calf are all aligned with our Neonorm™ commercial strategy of connecting directly with dairy farmers, vets, horse owners and other members of the equine community, in a targeted and engaging way, to help build the Neonorm™ brand and drive sales—both directly and through our core dairy market distributor, ANIMART, and our exclusive distributor for Neonorm™ Foal, Henry Schein,” commented Lisa Conte, Jaguar’s president and CEO.

ANIMART sales of Neonorm™ Calf, measured by the total number of Neonorm™ Calf boluses sold, are up 167% for February 2017 compared to February 2016.

Neonorm™ is a standardized botanical extract derived from the Croton lechleri tree that acts at the same last step in a physiological pathway generally present in mammals. Foaling season in the northern hemisphere generally runs from May through September, while calf scours season in the U.S. generally runs from March through June.

Napo Launches National Sales Force to Promote and Provide Samples of Mytesi™ to HIV Healthcare Providers

As announced February 28, 2017, Napo has signed an agreement with Alamo Pharma Services, Inc. for the establishment and management of a national sales team for Mytesi™. The launch of the salesforce took place this week. Mytesi™, launched by Napo in October 2016, is approved by the U.S. FDA for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. Alamo is providing a team of shared sales representatives to supplement the dedicated Napo representatives to promote and sample Mytesi™ in key metropolitan areas throughout the United States. The sales representatives have begun reaching out to doctors who have large populations of HIV patients and, therefore, are high-volume prescribers of antiretroviral therapies.

Napo and Jaguar estimate the potential U.S. market for Mytesi™ to be approximately $100 million in gross annual sales, and forecast that Mytesi™ will generate approximately $7.0 million in net sales in 2017, with the greatest impact on prescription growth coincident with the deployment of the sales force and sampling program.

Mytesi™ Study Abstract Selected for Presentation as a Poster Exhibition at the 2017 International AIDS Society Conference on HIV Science

An abstract based on new crofelemer (Mytesi™) data from a supplemental analysis of the Napo-sponsored ADVENT trial has been accepted for presentation as a poster exhibition at the 9th IAS Conference on HIV Science (IAS 2017), to be held in Paris, France, July 23-26, 2017.

Canalevia™ for Use in Dogs with Chemotherapy-Induced Diarrhea (CID)

As previously announced, Jaguar expects Canalevia™ for the indication of CID in dogs to be the Company’s first drug product candidate available commercially. Pending FDA approval of Canalevia™ for CID, Jaguar expects to conduct the commercial launch of Canalevia™ for this indication in the next year. Jaguar’s lead drug product candidate, under investigation for various types of diarrhea in dogs, Canalevia™ is a canine-specific formulation of crofelemer, an active pharmaceutical ingredient isolated and purified from the Croton lechleri tree, which is sustainably harvested. Numerous animal and human clinical trials have shown significant beneficial results in the use of crofelemer in the treatment of secretory diarrhea.

Proposed Merger

As announced March 31, 2017, Jaguar and Napo have entered a definitive merger agreement. The proposed merger remains subject to customary conditions to closing. Upon the consummation of the merger, Jaguar’s name will be changed to Jaguar Health, Inc., and Napo will operate as a wholly-owned subsidiary of Jaguar, focused on human health. Subject to the conditions to closing, the proposed merger is expected to close during the second quarter of 2017.

About Mytesi™

Mytesi™ (crofelemer 125mg delayed-release tablets) is an antidiarrheal indicated for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS on antiretroviral therapy (ART). Mytesi™ is not indicated for the treatment of infectious diarrhea. Rule out infectious etiologies of diarrhea before starting Mytesi™. If infectious etiologies are not considered, there is a risk that patients with infectious etiologies will not receive the appropriate therapy and their disease may worsen. In clinical studies, the most common adverse reactions occurring at a rate greater than placebo were upper respiratory tract infection (5.7%), bronchitis (3.9%), cough (3.5%), flatulence (3.1%), and increased bilirubin (3.1%). Please see complete Prescribing Information available at Mytesi.com

About Napo Pharmaceuticals, Inc.

San Francisco-based Napo Pharmaceuticals, Inc. focuses on the development and commercialization of proprietary pharmaceuticals for the global marketplace in collaboration with local partners.

For more information, please visit www.napopharma.com.

About Jaguar Animal Health, Inc.

Jaguar Animal Health, Inc. is an animal health company focused on developing and commercializing first-in-class gastrointestinal products for companion and production animals, foals, and high value horses. Canalevia™ is Jaguar’s lead prescription drug product candidate, intended for the treatment of various forms of diarrhea in dogs. Equilevia™ (formerly referred to as SB-300) is Jaguar’s prescription drug product candidate for the treatment of gastrointestinal ulcers in horses. Canalevia™ and Equilevia™ contain ingredients isolated and purified from the Croton lechleri tree, which is sustainably harvested. Neonorm™ Calf and Neonorm™ Foal are the Company’s lead non-prescription products. Neonorm™ is a standardized botanical extract derived from the Croton lechleri tree. Canalevia™ and Neonorm™ are distinct products that act at the same last step in a physiological pathway generally present in mammals. Jaguar has nine active investigational new animal drug applications, or INADs, filed with the FDA and intends to develop species-specific formulations of Neonorm™ in six additional target species, formulations of Equilevia™ in horses, and Canalevia™ for cats and dogs.

For more information about Jaguar, please visit www.jaguaranimalhealth.com.

Additional Description of the Proposed Merger

As announced March 31, 2017, Jaguar and Napo Pharmaceuticals, Inc. (“Napo”) have entered a definitive merger agreement (the “Agreement”). Upon the consummation of the merger, Jaguar’s name will be changed to Jaguar Health, Inc., and Napo will operate as a wholly-owned subsidiary of Jaguar, focused on human health. Following consummation of the proposed merger, it is expected that there will be approximately 65 million shares outstanding in the combined entity. The balance of the outstanding fully diluted equity of the combined entity, when factoring in convertible debt, is expected to be approximately 93 million shares following consummation of the proposed merger. These share counts are based on a relative company valuation, per the merger terms, of Napo to Jaguar of approximately 3:1.

Important Additional Information will be Filed with the SEC

This press release may be deemed solicitation material regarding the intended merger between Jaguar and Napo. Jaguar currently intends to file with the SEC a Registration Statement on Form S-4 that will include a proxy solicitation. Jaguar also plans to file other relevant materials with the SEC. Stockholders of Jaguar and Napo are urged to read the proxy solicitation/prospectus contained in the Registration Statement when it becomes available and any other relevant materials filed with the SEC because these materials will contain important information about the potential merger. Once available, these materials will be made available to the stockholders of Jaguar and Napo at no expense to them. The Registration Statement, proxy statement/prospectus and other relevant materials, including any documents incorporated by reference therein, once available, may be obtained free of charge at the SEC’s website at www.sec.gov or from Jaguar at www.jaguaranimalhealth.com or by emailing grussell@kcsa.com.

Jaguar and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the potential merger. Information about the executive officers and directors of Jaguar is set forth in Jaguar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 as filed with the SEC on February 15, 2017 and Definitive Proxy Statement for the 2016 Annual Meeting of Stockholders of Jaguar filed with the SEC on April 29, 2016.

Notice as to Unregistered Securities

In connection with the intended merger, shares of common stock and other securities of Jaguar have been and will be offered to accredited institutional and individual investors pursuant to one or more exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”). These securities have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements.

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements.” These include statements regarding Napo’s and Jaguar’s estimate that the potential U.S. market for Mytesi™ is approximately $100 million in gross annual sales, Napo’s and Jaguar’s forecast that Mytesi™ will generate approximately $7.0 million in net sales in 2017, with the greatest impact on prescription growth coincident with the deployment of the sales force and sampling program, Jaguar’s expectation that Canalevia™ for the indication of CID in dogs will be the Company’s first drug product candidate available commercially, and that, pending FDA approval of Canalevia™ for CID, Jaguar expects to conduct the commercial launch of Canalevia™ for this indication in the next year, the structure, timing and completion of the proposed merger or Napo debt settlement, expectations regarding the capitalization, resources and ownership structure of the combined company, the expectation that the merger conditions to closing will be satisfied, Jaguar’s intention to develop species-specific formulations of Neonorm™ in additional target species, and the Company’s plan to develop formulations of Canalevia™ for cats, horses and dogs. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this release are only predictions. Jaguar has based these forward-looking statements largely on its current expectations and projections about future events. These forward-looking statements speak only as of the date of this release and are subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond Jaguar’s control. Except as required by applicable law, Jaguar does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Source: Jaguar Animal Health, Inc.

Contact:

Garth Russell

KCSA Strategic Communications

P: 212-896-1250

grussell@kcsa.com

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